Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: May 19, 2017

The following article was made available to employees of Baker Hughes Incorporated and General Electric Company:

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Looking at who we are, and who we want to be

Culture workstream uses variety of tools to assess the cultural similarities between the two companies

Combining two strong companies, each with a long-standing heritage, is a complex effort. While other joint workstreams have been working hard on plans to integrate everything from IT systems to sales, the Culture Workstream has been charged with looking at the integration from an entirely different perspective.

Instead of cutover milestones and workaround instructions, their work has centered on understanding each company’s culture, including routines, rituals, symbols and even the stories that are passed from one employee to another. They’ve also looked at the structures and systems that help shape and drive our company cultures.

“While there are similarities between our two companies, we are interested in moving beyond initial impressions to discover what works within our companies today, and what traits we’d prefer to leave behind,” said Derek Mathieson, Integration Planning Lead for Baker Hughes. “It’s an exciting opportunity to take the best parts of both cultures to the next level.”

Who are we today?

The Culture workstream has gathered information about each company’s culture using both quantitative and qualitative methods, including surveys, interviews, and workshops. Several common themes have emerged across Baker Hughes and GE Oil & Gas:

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Of topmost importance are safety and compliance with laws. There is an emphasis on personal safety at Baker Hughes and on environmental safety at GE Oil & Gas. Both companies have strong legal compliance programs today.

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Both companies recognize that communication across business groups is vital, but believe that how each company is currently communicating could be improved to cut across silos and engage a larger group.

•	Employees are proud to work for GE Oil & Gas and Baker Hughes
•	Employees feel their opinions and input matter, and that their managers care about their well-being.

“Many of the cultural traits our companies have today will serve us well in the future,” said Uwem Ukpong, Integration Planning Lead for GE Oil & Gas. “But we all have to be prepared to have an open mind and learn some new ways of working to help make our new company a success.”

Who do we want to be?

As a next step, the Culture workstream is working with the Integration Planning Team, Edge Groups, and Company Leaders to more fully articulate the aspirational culture for the new company. Clearly, safety, compliance and quality must continue to be fundamental at the new company. It will be critical to foster communication and collaboration across horizontal and vertical teams. It is also important that we build a company that continues to inspire pride in employees. These traits, among others, will need to become embedded in the new company’s ways of working.

More information on the aspirational culture will be shared as it develops. This work is being performed in collaboration with the Communications workstream who is creating the new brand, so we can align the new company’s internal objectives with how we present ourselves to the outside world.

Creating a new culture will be an evolving effort – the planning is under way, and the work starts on Day 1, but bringing our cultural aspirations to life will be a long-term journey and will rely on the participation of every single employee.

Symbols and stories

During the cultural assessment, what came to mind as symbols and stories for Baker Hughes employees included the Perfect HSE Day, drill bits, and the company founders, as well as tales of going the extra mile for customers.

For GE Oil & Gas, the GE brand, the Crotonville campus, the FastWorks program, the heritage of the legacy brands that have contributed to building GE Oil & Gas, the GE Store, as well as tales of larger than life leaders and their personal charisma and traits were among the stories and symbols that emerged.

When people ask you what it’s like to work for Baker Hughes or GE Oil & Gas, what do you say? What routine, ritual, story, or symbol sums up our company for you? Tell us in the comments or email it to your company’s Culture workstream lead (Tara Mullee for Baker Hughes, and Elspeth Inglis for GE Oil & Gas).

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, on May 9, 2017 Bear Newco, Inc. (“Newco”) filed with the SEC an amendment to the registration statement on Form S-4 originally filed on March 29, 2017, containing a preliminary combined proxy statement/prospectus of Newco and Baker Hughes (the “Preliminary Combined Proxy Statement/Prospectus”). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Newco will file with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Preliminary Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.

Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.